P.E. 1/31/02

02016672

FEB 22 2002

FORM 6-K

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

For the month of January, 2002

California Exploration Ltd. ***(formerly QDM Ventures Ltd.)***
(Translation of registrant's name into English)

0-30920
(File Number)

PROCESSED
MAR 01 2002
THOMSON FINANCIAL

1305 - 1090 West Georgia Street, Vancouver, British Columbia, V6E 3V7
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.
Form 20-F ✔ Form 40-F ______

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.
Yes ______ No ✔

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-____________

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

California Exploration Ltd.
(Registrant)

Date January 22, 2002

By Nick DeMare
Nick DeMare,
Assistant Corporate Secretary
(Signature)*

*Print the name and title of the signing officer under his signature.

CALIFORNIA EXPLORATION LTD.

#1305 - 1090 W. Georgia Street
Vancouver, BC V6E 3V7
Tel: 604-685-9316 Fax: 604-683-1585
CDNX SYMBOL: CAX

NEWS RELEASE **JANUARY 22, 2002**

The Company has, subject to regulatory approvals, arranged a non-brokered private placement financing of 1,000,000 units at a price of $0.50 per unit, to raise gross proceeds of $500,000. Each unit will consist of one common share and one share purchase warrant. Each share purchase warrant will entitle the holder thereof to purchase one additional common share in the capital of the Company for a period of one year from closing for the exercise price of $0.75.

These funds will be used for development of the Optimal Power Systems Ltd., business plan and for general working capital. The Company, as announced January 15, 2002, has agreed to acquire all the shares of Optimal Power Systems Ltd. and this financing is integral to this acquisition.

ON BEHALF OF THE BOARD

<u>"Ted Carlsen"</u>
Ted Carlsen, Director